January 4, 2008
VIA FACSIMILE (202-772-9210) AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Kathleen Collins, Accounting Branch Chief
Kari Jin, Staff Accountant

Re:	Art Technology Group, Inc.
File No. 0-26679
Ladies and Gentlemen:
I am writing to confirm that, in accordance with the telephone discussion of Sarah Weatherhead, in house counsel for Art Technology Group, Inc. (the “Company”) and Kari Jin, Staff Accountant, the Company will respond by no later than January 29, 2008 to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated December 21, 2007 to Mr. Robert D. Burke, President and Chief Executive Officer of the Company.

Very truly yours,
/s/ Julie M.B. Bradley
Julie M.B. Bradley
Chief Financial Officer